UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-11602
NOTIFICATION OF LATE FILING	CUSIP NUMBER 706582 103

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR

[ ] Form N-CSR

	For Period Ended	December 31, 2014

	[ ]	Transition Report on Form 10-K

	[ ]	Transition Report on Form 20-F

	[ ]	Transition Report on Form 11-K

	[ ]	Transition Report on Form 10-Q

	[ ]	Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PEN Inc.
Full Name of Registrant

Applied Nanotech Holdings, Inc.
Former Name if Applicable

431 Fairway Drive, Suite 200,
Address of Principal Executive Office (Street and Number)

Deerfield Beach, Florida 33441
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 due to a delay in obtaining and compiling information required to be included in its Form 10-K, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Laura Anthony	561	514-0936
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PEN Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2015	By:	/s/ Scott E. Rickert
Scott E. Rickert Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT TO FORM 12b-25 PEN Inc.	SEC FILE NUMBER 001-11602

PART IV

(3) The significant change in results of operations is caused by the business combination completed during the last fiscal year reported in a filing of Form 8K on September 2, 2014. As reflected in the From 10Q filed on November 14, 2014, in that combination Nanofilm Holdings Inc. was the accounting acquiror and this significantly changes the results of operations as compared to the prior fiscal year. The delay in obtaining the information for the Form 10K also means that registrant cannot quanitify at this time the changes that will be reported in its filing.